SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETING
As requested by Shareholders

September 25, 2018

INDEX

(i) Remove from office all members of the Board of Directors.

(ii) Define the number of members to compose the Board of Directors.

(iii) Elect the new members to compose the Board of Directors.

(iv) Additional information and where to find it.

Appendix I – Management Candidates

Appendix II – GWI Candidates

Appendix III – Remote Voting Form

Appendix IV – Information on Public Request for Proxy Authorization

Appendix V – Proxy Instructions and Template

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below, we present for your appreciation the proposals for the matter on the agenda of the Extraordinary Shareholders’ Meeting of Gafisa S.A. (“Company” or “Gafisa”) to be held, in first call, on September 25, 2018, at 10:30 a.m. (“Meeting”), called upon request of GWI Classic Fundo de Investimento em Ações, GWI High Value Fundo de Investimento em Ações, GWI Pipes Fundo de Investimento em Ações, GWI Small e Mid Caps Fundos de Investimento em Ações, GWI Leverage Fundo de Investimento em Ações, GWI Asset Management S.A., GWI Real Estate Fundo de Investimento em Ações Investimento do Exterior, Fundo de Investimento em Ações GWI Private Investimento em Ações Investimento do Exterior and GWI Brazil and Latin America Master Fund (jointly referred to as, “GWI”), based on Article 123, sole paragraph, item “c” of Law No. 6.404/76:

(i) Remove from office all members of the Board of Directors.

Management understands there are no grounds to removing from office all members of Gafisa’s Board of Directors (“Removal”), since the reason given by GWI was its “interest in renewing part of Management”, as per GWI’s correspondence dated July 31, 2018, without any qualification or justification for such interest.

Therefore, the Company’s Management proposes to reject the Removal.

(ii) Define the number of members to compose the Board of Directors.

In the event the Removal is approved, Gafisa’s Management proposes, in compliance with provisions of Article 15 of the Company’s Bylaws, to maintain the number of 7 members for the Board of Directors.

(iii) Elect new members to compose the Board of Directors.

Management informs that, on August 14, 2018, shareholders representing over 5% of the Company’s voting capital submitted a request to adopt the multiple voting process for election of the Board of Directors.

Therefore, if the Removal is approved, the multiple voting process shall adopted at the Meeting to elect the new members of the Board of Directors.

In the Event the Removal is approved, Gafisa’s Management proposes to elect the following members for the Company’s Board of Directors (“Management Candidates”), all of them with term of office to expire at the 2020 Annual General Meeting:

(a) Odair Garcia Senra;

(b) Guilherme Vilazante Castro;

(c) Tomás Rocha Awad;

(d) Eric Alexandre Alencar;

(e) Rodolpho Amboss;

(f) Francisco Vidal Luna; and

(g) Carlos Tonanni.

Management proposes to elect the Management Candidates, highlighting their professional qualification, their flawless reputation and the lack of kinship relationship between them.

The Management Candidates are free and unimpeded to perform respective positions, pursuant to the law, and they comply with legal requirements, regulations or statutory requirements in force, and these facts were verified before being nominated to the position of member of the Board of Directors, by means of information provided by candidates to the Company, pursuant to the Law No. 6.404/76 and CVM Instruction No. 367/02.

Pursuant to Article 10 of CVM Instruction No. 481/09 (“ICVM 481”), the information referring to the Management Candidates can be found in Appendix I hereto.

GWI, in turn, in the event the Removal is approved, proposes to elect the following members for the Company’s Board of Directors (“GWI Candidates”), all of them with term of office to expire at the 2020 Annual General Meeting:

(h) Sandra Fay Beatrice Faber;

(i) Pedro Carvalho de Mello;

(j) Thiago Hi Joon You;

(k) Mu Hak You;

(l) Rogério Yuji Tsukamoto;

(m) Karen Sanchez Guimarães; and

(n) Ana Maria Loureiro Recart.

As informed by GWI, the GWI Candidates are free and unimpeded to perform respective positions, pursuant to the law, and they comply with legal requirements, regulations or statutory requirements in force. Notwithstanding, GWI informed that: “[in] 2017, Mu Hak You, in an administrative proceeding filed at the Brazilian Securities and Exchange Commission – CVM, was punished with the temporary suspension of his authorization to professionally manage securities portfolio. Referred decision was purpose of appeal at the Appeals Council of the Brazilian National Financial System, with supersedeas effect”.

It is also worth mentioning that the Company informed to GWI that, as it did not express its opinion on this matter, the Company would assume the independence of GWI Candidates, inclusive related to the independence criteria provided for in the “Novo Mercado” Rules and requested GWI to manifest itself, if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Pursuant to Article 10 of ICVM 481, the information sent by GWI, referring to GWI Candidates can be found in Appendix II hereto.

Since the Company neither has a controlling shareholder, nor preferred shares, the separate voting mechanism provided for in Article 141, Paragraphs 4 and 5 of Law No. 6.404/76 shall not apply.

(iv) Additional information and where to find it.

Shareholders may exercise their remote voting right, by completing the remote voting form for the Meeting made available by the Company in the Appendix III hereto. Shareholders opting for exercising their voting right via the remote voting form shall comply with the rules and formalities described in the Remote Voting Form and item 12.2 of the Company’s Reference Form (Rules, policies, and practices referring to general meetings), available on the websites mentioned below.

In addition, Management shall make a public request for proxy authorization, as per Notice to Shareholders released on this date, pursuant to Article 27 of ICVM 481, the deliberations of the Meeting shall be the subject-matter thereof. Pursuant to ICVM 481, the Appendix IV hereto details the information indicated in Appendix 23 of ICVM 481 and the Appendix V contains instructions on the proxy requested, as well as a template of the proxy instrument with full qualification of attorneys-in-fact appointed by the Company, as provided for in Article 24 of ICVM 481. The draft of proxy already contains reference to other candidates to the Board of Directors submitted up to date.

The documents provided for by ICVM 481 were submitted to CVM on this date, via the Periodic Information System (IPE), and are available to shareholders, at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br). The documents may be consulted and examined at the Company’s headquarters, and if shareholders are interested, they shall schedule date and time with the Investor Relations Department.

São Paulo, August 14, 2018.

The Management

Gafisa S.A.

Appendix I – Management Candidates

(as per Appendix 24, items 12.5 to 12.10 of CVM Instruction No. 480/09.)

Information on candidates to the Board of Directors nominated by the Company’s Management for the Extraordinary Shareholders’ Meeting to be held on September 25, 2018.

12.5/12.6 Composition and professional experience of management and fiscal council1:

Name	Birth Date	Management Body	Date of election	Term of office	No. of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of attendance at meetings
Other positions and duties held at the issuer			Description of another position/duty
Odair Garcia Senra	12/05/1946	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	5 (if elected, this new term of office will be the 6th consecutive)
380.915.938-72	Civil Engineer	Chairman of the Board of Directors	09/26/2018.	No.	100%
No other positions or duties held at the Company
Guilherme Vilazante Castro	08/12/1975	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	1 (if elected, this will be the 2nd term of office)
769.608.461-53	Mathematician	Independent Board Member (Sitting Member)	09/26/2018	No.	100%
Member of the Corporate Governance and Compensation Committee
Tomás Rocha Awad	01/18/1971	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	1 (if elected, this will be the 2nd term of office)
145.527.458-59	Business Administrator	Independent Board Member (Sitting Member)	09/26/2018	No.	86%
Member of the Audit Committee
Eric Alexandre Alencar	10/02/1978	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	1 (if elected, this will be the 2nd term of office)
285.232.758-94	Mechatronic Engineer	Independent Board Member (Sitting Member)	09/26/2018	No.	86%
Member of the Audit Committee
Rodolpho Amboss	05/10/1963	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	4 (if elected, this new term of office will be the 5th consecutive)
742.664.117-15	Civil Engineer	Independent Board Member (Sitting Member)	09/26/2018	No.	100%
Member of the Corporate Governance and Compensation Committee
Francisco Vidal Luna	07/11/1946	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
031.950.828-53	Economist	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company

Carlos Tonanni	12/29/1971	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
153.059.748-01	Business Administrator	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company

1 Please confirm if curriculum information is updated, especially the members who currently do not compose the Company’s Board of Directors.

Name	CPF/Passport
Professional Experience / Declaration of Any Conviction / Independence Criteria
Odair Garcia Senra	380.915.938-72

Professional Experience: Mr. Senra joined Gomes de Almeida Fernandes as an engineering trainee, having also served as Project Engineer, Project General Manager, Construction Officer, Development Officer, Corporate Relations Officer and is currently the Chairman of the Board of Directors and member of the Audit Committee. Currently, he holds the following positions: (i) Member of the Board of Directors of Alphaville Urbanismo S.A., a company whose main activity is the construction and development of urban lots, with the Company holding 30% of the capital of Alphaville Urbanismo S.A.; (ii) Officer at SECOVI SP – Union for Companies that Buy, Sell, Rent and Manage Residential and Commercial Buildings in São Paulo; (iii) Vice President at SINDUSCON SP – Union for the Civil Construction Industry in the State of São Paulo; (iv) Representative of SINDUSCON SP on the Board of Directors of the Technology Institute of Mauá; (v) Member of the Advisory Board of FIABCI/Brasil – International Real Estate Federation; and (vii) Officer at BRIO Investimentos Imobiliários S.A., a fund manager of investments in real estate.

Over the past 5 years he also served as: (i) Chief Operations Officer at Construtora Tenda S.A.; (ii) Member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., an asset management company in commercial real estate; and (iii) Representative of SINDUSCON SP in the Technical Chamber of Urban Legislation for the Municipality of São Paulo (CTLU)

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group, except for Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Odair Garcia Senra declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado” Rules, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Guilherme Vilazante Castro	769.608.461-53

Professional Experience: Mr. Castro holds a degree in Mathematics from the University of Brasília, with a master’s degree in Economics from EPGE/FGV Rio de Janeiro, Currently, Guilherme is a partner at JFL Realty, and acted as Equity Research Director – LATAM (Sell Side) at Bank of America Merrill Lynch from 2013 to 2015; Equity Research Director (Research Sell Side) at Barclays Capital from 2009 to 2012; at UBS Pactual from 2001 to 2008; at Equity Research Associate – Latin America (Research) from 2005 to 2008, and at Banco de Investimento as corporate finance, M&A analyst from 2001 to 2005.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of Gafisa’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Guilherme Vilazante Castro declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado” Rules, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Tomás Rocha Awad	145.527.458-59

Professional Experience: Mr. Awad holds a degree in business administration from EASP/FGV São Paulo, Currently Mr. Awad holds the position of Partner and Manager of Fundo de Investimentos 3R Investimentos. Over the past 10 years, he also served as Partner of LANDIX Real Estate Investments  and was equity research analyst in several financial institutions, including Itaú Corretora and Banco Chase Manhattan S.A. In addition, in several occasions,  Tomás was a lecturer on the Brazilian market in themes, such as ”Equity International Board Meeting” in Chicago,  “Brazil Real Estate Market Summit: Investment Trends and Opportunities”, in New York and “Cityscape Latin America Real Estate Conference” in São Paulo/SP.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Tomás Rocha Awad declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado” Rules, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Eric Alexandre Alencar	285.232.758-94

Professional Experience: Mr. Alencar holds a degree in mechatronic engineering from the University of São Paulo, with an MBA from Wharton School of Pennsylvania University, currently,  he holds the position of Chief Financial, New Business and Shared Services Officer of Grupo Oncoclinicas. Over the past 5 years he also served as: CFO and IRO of Cyrela Brazil Realty.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Eric Alexandre Alencar declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado” Rules, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Rodolpho Amboss	742.664.117-15

Professional Experience: Currently, Mr. Amboss holds the following positions: (i) Founding Partner and Managing Director at Silverpeak Real Estate Partners L.P., an investment fund manager focused on real estate; (ii) Member of the Company’s Board of Directors and Corporate Governance and Compensation Committee, where he also worked during the period from 1984 to 1995; (iii) Member of the Board of Directors and the Compensation, Nomination and Corporate Governance Committee of Construtora Tenda S.A., a publicly-held company whose main activity is the construction and development of real estate ventures; and (iv) Member of the Board of Directors of BR Malls Paticipações S.A., a publicly-held company whose main activity is acquisition, lease, administration and development of shopping centers.

Over the past 5 years he also served as: (i) Member of the Board of Directors of BR Properties S.A., a company focused on the acquisition, lease, administration and development of offices, industrial warehouses and large retail stores; and (ii) Member of the Supervisory Board of Robyg S.A., a company listed on the Warsaw Stock Exchange focused on the development and sale of residential properties in Poland.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Rodolpho Amboss declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado” Rules, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Francisco Vidal Luna	031.950.828-53

Professional Experience: Currently Mr. Luna holds the following positions: (i) Member of the Board of Directors and Audit Committee of Sabesp – Basic Sanitation Company of the State of São Paulo, a mixed-capital company providing water and basic sanitation services; (ii) Member of the Board of Directors and Chairman of the Audit Committee of Desenvolve São Paulo, an entity engaging in banking activities; (iii) Member of the Advisory Board of the Football Museum; (iv) Member of the Advisory Board of the Portuguese Language Museum; (v) Member of the Economics High Council of FIESP – Industrial Federation of the State of São Paulo; (vi) Member of the Board of Trustees of the Medicine Faculty Foundation - FFM; (vii) Member of the Board of Trustees of FIPE – Economic Surveys Institute Foundation; (viii) Member of the Economics Council and Political & Social Council of the Commercial Association of São Paulo (ix) Member of Advisory Board of Osesp Foundation;

Over the past 5 years he also served as: (i) Chairman of the Board of Directors for all of the companies controlled by the Municipality of São Paulo: SP Urbanismo, SP Obras, SP Tur, SP Trans, CET Cia de Engenharia do Trânsito, Prodam – Tecnologia de Informação e Comunicação and Cia Metropolitana de Habitação de São Paulo; (ii) Member and Chairman of the Board of Directors of the Afro Brazil Museum; (iii) Member of the Board of Directors of Construtora Tenda S.A., a publicly-held company whose main activity is the construction and development of real estate ventures; (iv) Chairman and Member of the Board of Directors of the Football Museum; (v) Chairman and Member of the Board of Directors of the Portuguese Language Museum; and (vi) Member of the Board of Trustees of the Padre Anchieta Foundation – TV Cultura.

Also held the following managerial positions in publicly-traded companies and in the third sector: (i) Member of the Board of Directors of the National Bank for Economic Development – BNDES; (ii) Member of the Board of Directors of Banco Nossa Caixa Desenvolvimento, a company operating in the banking sector; (iii) Member of the Board of Directors of Cesp – Cia Energética de São Paulo, a company whose main activity is in the energy sector; and (iv) President, Vice President, Partner and Member of the Board of Directors of Banco InterAmerican Express (formerly Banco SRL); (v) Member of the Board of Directors of SPDA – São Paulo Company for the Development & Mobilization of Assets; (vi) Chairman of the Board of Directors of the SEADE Foundation – State System for Data Analysis; (vii) Chairman of the Board of Directors.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Francisco Vidal Luna declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado”Rules and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Carlos Tonanni	153.059.748-01

Professional Experience: Currently, Mr. Tonanni holds the following positions: (i) Partner responsible for high-end real estate developments of Three Desenvolvimento Imobiliário; and (ii) Partner and Portfolio Manager of Brado Capital Gestão de Recursos.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Carlos Tonanni declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the “Novo Mercado” Rules, and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

12.7/12.8 Composition of statutory committees and audit, financial and compensation committees:

Name	Type of Committee	Position Held	Profession	Date of election	Term of Office	% of Attendance at meetings
CPF	Description of other committees	Description of other positions held	Birth Date	Date of investiture	No. of consecutive terms of office	--
Other positions/duties held at the issuer
Professional Experience / Declaration of any conviction /Independence Criteria

AUDIT COMMITTEE
Tomás Rocha Awad	Audit Committee	Member of Committee (Sitting Member)	Business Administrator	05/11/2018	05/11/2020	100.00%
145.527.458-59		Member of the Board of Directors (Sitting Member)	01/18/1971	05/11/2018	1
Independent Member of the Board of Directors
For description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Eric Alexandre Alencar	Audit Committee	Member of Committee (Sitting Member)	Mechatronic Engineer	05/11/2018	05/11/2020	100.00%
285.232.758-94		Member of the Board of Directors (Sitting Member)	10/02/1978	05/11/2018	1
Independent Member of the Board of Directors
For description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE
Rodolpho Amboss	Other Committees	Member of Committee (Sitting Member)	Civil Engineer	05/11/2018	05/11/2020	100.00%
742.664.117-15	Corporate Governance and Compensation Committee	Member of the Board of Directors (Sitting Member)	05/10/1963	05/11/2018	5
Independent Member of the Board of Directors
Guilherme Vilazante Castro	Other Committees	Member of Committee (Sitting Member)	Mathematician	05/11/2018	05/11/2020	100.00%
769.608.461-53	Corporate Governance and Compensation Committee	Member of the Board of Directors (Sitting Member)	08/12/1975	05/11/2018	1
Independent Member of the Board of Directors
For description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above of the reference form

12.9 Existence of marital relationship, common-law marriage or kinship up to second degree referring to management of issuers, subsidiaries and controlling shareholders:

There is no marital relationship, common-law marriage or kinship up to second degree among (i) the candidates of Management Candidates or (ii) among them and Management of direct or indirect subsidiaries of the Company. This item shall not apply in relation to controlling shareholders, since the Company’s capital is widespread.

12.10 subordination relations, service rendering or control among management and subsidiaries, controlling shareholders and other:

There is no subordination relation or control among candidates of Management Candidates and (i) direct or indirect subsidiaries of the Company or (ii) supplier, customer, debtor or creditor of the Company, its subsidiary or subsidiaries of any of these persons. This item shall not apply to controlling shareholders, since the Company’s capital is widespread.

** ** **

Appendix II – GWI Candidates

( as per Appendix 24, items 12.5 to 12.10 of CVM Instruction No. 480/09 and information sent by GWI to the Company.)

Information on candidates to the Board of Directors nominated by GWI for the Extraordinary Shareholders’ Meeting to be held on September 25, 2018.

12.5/12.6 Composition and professional experience of management and fiscal council:

Name	Birth Date	Management Body	Date of election	Term of office	No. of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of attendance at meetings
Other positions and duties held at the issuer			Description of another position/duty
Sandra Fay Beatrice Faber	07/27/1976	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
E5041189A	Financial Adviser	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company
Pedro Carvalho de Mello	10/28/1942	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
025.056.817-91	Economist	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company
Thiago Hi Joon You	04/18/1984	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
324.797.208-02	Administrator	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company
Mu Hak You	01/07/1952	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
538.055.348-68	Administrator	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company
Rogério Yuji Tsukamoto	10/14/1960	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	0 (if elected, this will be the 1st term of office)
040.343.188-30	Administrator	Independent Board Member (Sitting Member)	09/26/2018	No.	Not Applicable
No other positions or duties held at the Company
Karen Sanchez Guimarães	03/22/1984	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	1 (if elected, this is the continuation of 1st term of office)
324.302.698-99	Attorney	Independent Board Member (Sitting Member)	09/26/2018	No.	100%
Member of the Audit Committee

Ana Maria Loureiro Recart	06/04/1973	Only a member of the Board of Directors	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 09/25/2018	If elected, until 2020 Annual General Meeting	1 (if elected, this is the continuation of 1st term of office)
261.320.138-06	Attorney	Independent Board Member (Sitting Member)	09/26/2018	No.	100%
Member of the Corporate Governance and Compensation Committee

Name	CPF/Passport
Professional Experience/ Declaration of Any Conviction /Independence Criteria
Sandra Fay Beatrice Faber	E5041189A

Professional Experience: Currently, Mrs. Faber is a partner at 10X10Jump Inc. She held positions of analyst at GWI NY and at HSBC Securities. She holds a degree in business administration from University of Michigan in 2000, with a master’s degree concluded in 2010 in finance from The Wharton School of the University of Pennsylvania (USA).

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that, over the last five years, Mrs. Sandra Fay Beatrice Faber was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify her to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Pedro Carvalho de Mello	025.056.817-91

Professional Experience: Currently, Mr. Mello is (i) Professor at ESALQ/USP, academic coordinator of FGV/IDE international programs and coordinator of FGV CEO Program; (ii) sitting member of B2W’s fiscal council; (iii) deputy member of Lojas Americanas’ fiscal council; and (iv) founding member of Latin American Shadow Financial Committee (CLAAF). Mr. Mello held the following positions: (i) sitting member of the fiscal council of Banco do Brasil, UNIPAR and BNDESPAR, (ii) officer at CVM, (iii) officer at BM&F (current B3), vice president at PNC International Bank (Pittsburgh), (iv) technical officer (and researcher) at the Brazilian Institute of Capital Markets and economist at Planave Projetos, and (v) consultant at A.T.Kearney D. Little and Economist Intelligence Unit.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that, over the last five years, Mr. Pedro Carvalho de Mello was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Thiago Hi Joon You	324.797.208-02

Professional Experience: From January 2012 to date, Mr. You acts as head of aviation at WWA Aviation. He holds a degree in business administration from Armando Alvares Penteado Foundation (FAAP) in 2010.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that, over the last five years, Mr. Thiago Hi Joon You was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Mu Hak You	538.055.348-68

Professional Experience: From 2000 to date, Um Hak acts as chief executive officer (CEO) at GWI Asset Management S.A. and also acted as member of the Board of Directors of the following companies: (i) Paraná Banco S.A., (ii) Lojas Americanas S.A., (iii) Eternit S.A. and (iv) Profarma Distribuidora de Produtos Farmacêuticos S.A. He holds a degree in business administration from FGVSP, with graduate studies in administration concluded in 1981 at FGVSP.

Except for GWI Asset Management S.A., none of the companies above hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that in 2017, Mu Hak You, in administrative proceeding filed at the Brazilian Securities and Exchange Commission – CVM was punished with the temporary suspension of his authorization for professional management of securities portfolio. Referred decision was purpose of appeal at the Appeal Council of the Brazilian National Financial System, with supersedeas effect. Over the last five years, Mu Hak You was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Rogério Yuji Tsukamoto	040.343.188-30

Professional Experience: Since 2007 Mr. Tsukamoto has been a managing partner and legal representative of Korn Ferry International’s operations in Brazil, also acted as (i) chief executive officer and partner at Gestare, (ii) founder of the Family Companies Management Program of Getúlio Vargas Foundation, (iii) professor of business strategy, entrepreneurship, business history and family succession in executive programs of FGV, USP, Fundace and INPEAD, and (iv) a member of IBGC. Mr. Tsukamoto holds a degree in Finance and Marketing from FGVSP, with a master’s degree in Business Administration from The Wharton School of the University of Pennsylvania (USA).

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that, over the last five years, Mr. Rogério Yuji Tsukamoto was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Karen Sanchez Guimarães	324.302.698-99

Professional Experience: Currently, Mrs. Guimarães is (i) Legal Manager at GWI Real Estate. She served as: (i) civil litigation attorney at Cosan Ind. e Com.; (ii) civil litigation attorney at WZ Advogados and (iii) member of Eletropaulo Metropolitana Eletricidade de São Paulo S.A.’s fiscal council. Mrs. Guimarães holds a Law Degree from the University of São Paulo with graduate studies in Contractual Law from the São Paulo Law School and an MBA in Corporate Law from Getúlio Vargas Foundation – FGV.

GWI Real Estate is controlled by the Company’s shareholder, which holds direct or indirect interest, equal to or exceeding 5% of a same class or type of the Company’s shares. Except for this company, none of the companies above hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that, over the last five years, Mrs. Karen Sanchez Guimarães was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify her to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

Ana Maria Loureiro Recart	261.320.138-06

Professional Experience: Currently, Mrs. Recart holds the position of chief executive officer (CEO) at GWI Empreendimentos Imobiliários S.A.. She was a member of the Board of Directors, Fiscal Council and Audit Committee of Eletropaulo Metropolitana Eletricidade de São Paulo S.A., member of the Board of Directors of Hana Financial (EUA) and member of the Fiscal Council of Profarma Distribuidora de Produtos Farmacêuticos S.A.. Mrs. Recart holds a Law Degree from the University of São Paulo, with an MBA from D. Cabral Foundation, LL.M. in International Business Law from American University, Washington College of Law, besides other courses in corporate governance, such as Advanced Boardroom Program For Women - ABP-W, at Saint Paul Business School.

GWI Empreendimentos Imobiliários S.A. is controlled by the Company’s shareholder, which holds direct or indirect interest, equal to or exceeding 5% of a same class or type of the Company’s shares. Except for this company, none of the companies above hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: GWI informed that, over the last five years, Mrs. Ana Maria Loureiro Recart was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify her to practice any profession or business activity.

Independence Criteria: The Company informed to GWI that, since GWI did not express its opinion on this matter, the Company would assume the Independence of GWI Candidates, inclusive in relation to the independence criteria provided for in “Novo Mercado” Rules and requested GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI.

12.7/12.8 Composition of statutory committees and audit, financial and compensation committee:

Name	Type of Committee	Position Held	Profession	Date of election	Term of Office	% of Attendance at meetings
CPF	Description of other committees	Description of other positions held	Birth Date	Date of investiture	No. of consecutive terms of office	--
Other positions/duties held at the issuer
Professional Experience / Declaration of any conviction /Independence Criteria

AUDIT COMMITTEE
Karen Sanchez Guimarães	Audit Committee	Member of Committee (Sitting Member)	Attorney	05/11/2018	05/11/2020	100.00%
324.302.698-99			03/22/1984	05/11/2018	1
Independent Member of the Board of Directors
For description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE
Ana Maria Loureiro Recart	Other Committees	Member of Committee (Sitting Member)	Attorney	05/11/2018	05/11/2020	100.00%
261.320.138-06	Corporate Governance and Compensation Committee		06/04/1973	05/11/2018	1
Independent Member of the Board of Directors
For description of professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above of the reference form

12.9 Existence of marital relationship, common-law marriage or kinship up to second degree referring to management of issuers, subsidiaries and controlling shareholders:

The single marital relationship, common-law marriage or kinship up to second degree informed by GWI between its candidates refers to Mr. Thiago Hi Joon You, candidate to the Board of Directors, son of Mr. Mu Hak You, also candidate to the Board of Directors.

This item shall not apply to controlling shareholders, since the Company’s capital is widespread and there are no controlling shareholders.

12.10 subordination relations, service rendering or control among management and subsidiaries, controlling shareholders and other:

The Company informed to GWI, since GWI did not express its opinion on this matter, the Company would assume there is no subordination relation or control among GWI candidates and (i) the Company’s direct or indirect subsidiaries or (ii) supplier, customer, debtor or creditor of the Company, its subsidiary or subsidiaries of any of these persons, and requested  GWI to manifest itself if this were not the case. Up to date, the Company did not receive any contrary manifestation from GWI. This item shall not apply to controlling shareholders, since the Company’s capital is widespread and there are no controlling shareholders.

** ** **

Appendix III – Remote Voting Form

(Appendix 21-F of ICVM 481)

Extraordinary Shareholders’ Meeting to be held on September 25, 2018

Last update: 08/14/2018
DISTANCE VOTING BALLOT
Extraordinary General Meeting (EGM) - GAFISA S.A. to be held on 09/25/2018
Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote
This Bulletin of Distance Voting (the Bulletin), referring to the extraordinary general meeting of Gafisa SA (Company), to be held on first call on September 25, 2018, at 10:30 am, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (the Corporate Law) and CVM Instruction 481/2009 (the ICVM 481).
To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.
In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider
The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

EXERCISE OF VOTING BY SERVICE PROVIDERS
The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

SUBMISSION OF THE NEWSLETTER BY THE SHAREHOLDER DIRECTLY TO THE COMPANY
The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:
(i) Printed copy of this Bulletin, duly completed, initialed and signed; and
(ii) Authenticated copy of the following documents: (a) For Brazilian Citizens: photo ID.
(b) For legal entities: (1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and (2) identity document with photo of legal representative.
(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.
This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, until September 19, 2018. Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company
This Bulletin and related documents must be sent to Av. Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number
Itaú Unibanco S.A.
Address: Av. Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo Email: atendimentoescrituracao@itau-unibanco.com.br Telephone: 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations) Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Extraordinary General Meeting (EGM) Simple Resolution 1. Remove from office all members of the Board of Directors

DISTANCE VOTING BALLOT
Extraordinary General Meeting (EGM) - GAFISA S.A. to be held on 09/25/2018

[ ] Approve [ ] Reject [ ] Abstain
Simple Resolution 2. Define the number of members that will compose the Board of Directors in seven [ ] Approve [ ] Reject [ ] Abstain
Election of the board of directors by candidate - Multiple voting only

3. In case of adoption of the election by multiple votes, should the votes corresponding to your shares be distributed to the candidates indicated below in equal percentages

[ ] Yes [ ] No [ ] Abstain

4. List of all the candidates to indicate the percentage (%) of the votes to be attributed

Candidato da Administração: Odair Garcia Senra [ ] %
Candidato da Administração: Tomás Rocha Awad [ ] %
Candidato da Administração: Eric Alexandre Alencar [ ] %
Candidato da Administração: Guilherme Vilazante Castro [ ] %
Candidato da Administração: Rodolpho Amboss [ ] %
Candidato da Administração: Francisco Vidal Luna [ ] %
Candidato da Administração: Carlos Tonanni [ ] %
Candidato da GWI: Sandra Fay Beatrice Faber [ ] %
Candidato da GWI: Pedro Carvalho de Mello [ ] %
Candidato da GWI: Thiago Hi Joon You [ ] %
Candidato da GWI: Mu Hak You [ ] %
Candidato da GWI: Rogério Yuji Tsukamoto [ ] %
Candidato da GWI: Karen Sanchez Guimarães [ ] %
Candidato da GWI: Ana Maria Loureiro Recart [ ] %

City :__________________________________________________________________________

Date :__________________________________________________________________________

Signature :_____________________________________________________________________

Shareholder's Name :____________________________________________________________

Phone Number :__________________________________________________________________

Appendix IV – Information on Public Request for Proxy Authorization

(Appendix 23 of ICVM 481)

Extraordinary Shareholders’ Meeting to be held on September 25, 2018

1. Company Name.
Gafisa S.A. (“Company”)
2. Matter to which the proxy has been requested.

The proxy is requested to vote the matter on the agenda, published through the call notice released on August 14, 2018, to resolve on the following agenda:

(i) Remove from office all members of the Board of Directors;

(ii) Define the number of members to compose the Board of Directors; and

(iii) Elect the new members to compose the Board of Directors.

3. Individuals or legal entities which promoted, organized or bore the expenses of the proxy request, even if partially, informing: (a) name and address; (b) since when is the company’s shareholder; c. number and percentage of shares of each type and class held thereby; (d) number of shares borrowed; (e) total exposure to the company’s derivative securities; and (f) corporate, business or family relations existing or maintained over the last three years with the company or related parties, as laid down by accounting standards dealing with this issue.

The request was organized by Management and supported by the Company, whose address is Av. Nações Unidas, nº 8501, 19º andar, Pinheiros, São Paulo/SP, CEP 05425-070. Other information requested shall not apply.

4. Inform if any of the persons mentioned in item 3, as well as any of their controlling shareholders, subsidiaries or companies under common control or associated companies have special interest in the approval of the matters to which the proxy has been requested, describing in detail the nature and the extension of such interest.

Not Applicable.
5. Inform the cost estimated for the proxy request.
The Company estimates that the cost for this public request for proxy authorization shall total approximately R$ 2,000.00.
6. Inform if: (a) the company has borne the expenses of the proxy request; or (b) if its authors will request reimbursement to the company.
The Company will bear the expenses of this proxy request.
7. Inform: (a) the address to which the proxy shall be sent after signature; or (b) if the company accepts proxies via the World Wide Web, the instructions to grant the proxy.

Proxies shall be delivered in attention of Investor Relations Department, at Av. Nações Unidas, 8.501, 19º Andar, São Paulo, SP, CEP nº 05425-070, until September 23, 2018.

In case of legal entity shareholder, proxy shall be accompanied by a copy of its charter/bylaws and other corporate documents evidencing the signatories’ powers, besides a copy of related signatory’s identity card.

In case of individual shareholder, proxy shall be accompanied by a copy of respective personal documents.

In case of investment fund shareholder, proxy shall be accompanied by a certified copy of the fund’s recent consolidated regulations and bylaws or charter of its Administrator or manager, as authorized by Article 78, Paragraph 3, item II, of CVM Instruction No. 555/14, provided that the fund’s voting policy is observed, besides the corporate documents granting representation powers (minutes of election of officers, instrument(s) of investiture and/or proxy) and a copy of the identity card with photo of legal representative.

The Company shall not require the signature authentication and/or notarization/consularization of proxy instruments granted by shareholders to their representatives.

There is no platform on the World Wide Web to receive proxies.

Appendix V – Proxy Instructions and Template

(Article 24 of ICVM 481)

Extraordinary Shareholders’ Meeting to be held on September 25, 2018

To assure a successful Extraordinary Shareholders’ Meeting, as well as aiming at guaranteeing and enabling the attendance of its shareholders, the Company makes available to those who will not be able to personally attend the meeting or those who do not have conditions to appoint an attorney-in-fact, pursuant to Article 126, Paragraph 1, of Law No. 6.404/76, the name of three of their attorneys, listed below, pursuant to Article 24 of ICVM 481, who may represent them in accordance with the voting instruction intended by shareholder.

1) To vote FOR the resolutions mentioned in the agenda:

•         Janine Maria Corrêa Pupo, Brazilian, single, lawyer, bearer of the ID n. 18.178.312-5 SSP/SP, enrolled in the taxpayer’s register (CPF/MF) under n. 112.003.818-90 and OAB/SP under n. 126.502, domiciliated in the city and state of São Paulo, with commercial address at Av. Nações Unidas 8501 - 19º floor, São Paulo – SP.

2) To vote AGAINST the resolutions mentioned in the agenda:

•         Adriana Beline Maran, Brazilian, single, lawyer, bearer of the ID n. 20.388.665 SSP/SP, enrolled in the taxpayer’s register (CPF/MF) under n. 269.188.598-46 and OAB/SP under n. 198.906, domiciliated in the city and state of São Paulo, with commercial address at Av. Nações Unidas 8501 - 19º floor, São Paulo – SP.

3) To ABSTAIN in resolutions mentioned in the agenda:

•         Letícia Nunes Martins Souza, Brazilian, married, lawyer, bearer of the ID n. 8.882.265 SSP/MG, enrolled in the taxpayer’s register (CPF/MF) under n. 036.712.696-69 and OAB/MG under n. 88.900, domiciliated in the city and state of São Paulo, with commercial address at Av. Nações Unidas 8501 - 19º floor, São Paulo – SP.

Proxies shall be delivered in attention of Investor Relations Department, at Av. Nações Unidas, 8.501, 19º Andar, São Paulo, SP, CEP nº 05425-070, until September 23, 2018.

PROXY TEMPLATE

PROXY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), in the capacity of shareholder of Gafisa S.A. (“Gafisa”), appoints and empowers as his attorneys-in-fact:

Janine Maria Corrêa Pupo, Brazilian, single, lawyer, bearer of the ID n. 18.178.312-5 SSP/SP, enrolled in the taxpayer’s register (CPF/MF) under n. 112.003.818-90 and OAB/SP under n. 126.502, domiciliated in the city and state of São Paulo, with commercial address at Av. Nações Unidas 8501 - 19º floor, São Paulo – SP, to vote FOR the resolution mentioned in the agenda, in accordance with express instruction given below by Grantor;

Adriana Beline Maran, Brazilian, single, lawyer, bearer of the ID n. 20.388.665 SSP/SP, enrolled in the taxpayer’s register (CPF/MF) under n. 269.188.598-46 and OAB/SP under n. 198.906, domiciliated in the city and state of São Paulo, with commercial address at Av. Nações Unidas 8501 - 19º floor, São Paulo – SP, to vote AGAINST the resolution mentioned in the agenda, in accordance with express instruction given below by Grantor;

Letícia Nunes Martins Souza, Brazilian, married, lawyer, bearer of the ID n. 8.882.265 SSP/MG, enrolled in the taxpayer’s register (CPF/MF) under n. 036.712.696-69 and OAB/MG under n. 88.900, domiciliated in the city and state of São Paulo, with commercial address at Av. Nações Unidas 8501 - 19º floor, São Paulo – SP, to ABSTAIN in the resolution mentioned in the agenda, in accordance with express instruction given below by Grantor;

Granting them powers to attend, analyze, discuss and vote, on behalf of Grantor, at Gafisa’s Extraordinary Shareholders’ Meeting to be held in first call on September 25, 2018 at 10:30 a.m., at its headquarters in the City and State of São Paulo at Avenida das Nações Unidas, 8.501, 19º andar, in accordance with instructions below, on the matter of the agenda.

agenda:
(i) Remove from office all members of the Board of Directors:
[ ] Approve	[ ] Reject	[ ] Abstain
In the assumption the majority attendees of the Meeting vote to “Reject” this resolution, other items of this proxy shall be harmed.
(ii) Define the number of members to compose the Board of Directors.
If approved the number of 7 members to compose the Board of Directors:
[ ] Approve	[ ] Reject	[ ] Abstain
(iii) Elect the new members to compose the Board of Directors.
In view of shareholders’ request, the multiple voting process shall be adopted at the Meeting to elect the new members of the Board of Directors. slate nominated by management
Candidate	Percentage of votes cast to candidate
(a) Odair Garcia Senra;
(b) Tomás Rocha Awad;
(c) Eric Alexandre Alencar;
(d) Guilherme Vilazante Castro;
(e) Rodolpho Amboss;
(f) Francisco Vidal Luna; and
(g) Carlos Tonanni.
slate nominated by gwi
Candidate	Percentage of votes cast to candidate
(a) Sandra Fay Beatrice Faber;
(b) Pedro Carvalho de Mello;
(c) Thiago Hi Joon You;
(d) Mu Hak You;
(e) Rogério Yuji Tsukamoto;
(f) Karen Sanchez Guimarães; and
(g) Ana Maria Loureiro Recart
If you want to abstain in the election of the Board of Directors, indicate as follows: [ ] Abstain

For the purposes of this proxy, Grantee shall have limited powers to attend the Extraordinary Shareholders’ Meeting and cast vote in compliance with voting instruction given above, and Grantee may also sign, on behalf of Grantor, all and any document deemed necessary referring to this Extraordinary Shareholders’ Meeting, for instance, the shareholders’ attendance book, and the respective minutes of the meeting in the Company’s records, neither being entitled nor having the obligation to take any other measures which are not necessary to comply with this proxy instrument.

Grantee is authorized to abstain in any resolution or matter to which he(she) has not received, at his/her discretion, sufficiently specific voting instructions.

This proxy shall be valid until the closure and conclusion of administrative procedures of the Meeting to which it was granted, whether in first or second call, regardless of the date to occur the instatement of second call notice.

[City], [Month] [Day], 2018. __________________________________________ Grantor By: [Name] [Title]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer